-----Original Message-----

From: Chang, Steven [mailto:schang@lehman.com]

Sent: Tuesday, November 20, 2007 5:26 PM

To: Barbiere, Janet A.; Sabo, Emily K.; Cullen, William

Subject: FW: CMBS NEW ISSUE: LBUBS 2007-C7 * FINAL PX LEVELS - PUBL

-----Original Message-----

From: stevenchang@bloomberg.net [mailto:stevenchang@bloomberg.net]

Sent: Tuesday, November 20, 2007 5:24 PM

To: Chang, Steven

Subject: Fwd: CMBS NEW ISSUE: LBUBS 2007-C7 * FINAL PX LEVELS - PUBL

----- Original Message -----

From: MATTHEW DUNN, LEHMAN BROTHERS, INC

At: 11/20 16:45:13

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CLASS	SIZE (MM)	S&P/FIT	A/L	PRIN WINDOW	C/E	COUP	YIELD	SPRD	PRICE
A-1	19.000	AAA/AAA	3.17	12/07-08/12	30.000%	5.296	5.158	S+95	100.49891
A-2	194.000	AAA/AAA	4.79	08/12-09/12	30.000%	5.588	5.517	S+110	100.49780
A-AB	74.000	AAA/AAA	7.04	09/12-12/16	30.000%	5.713	5.682	S+103	100.49545
A-3	1,667.052	AAA/AAA	9.74	12/16-11/17	30.000%	5.866	5.861	S+102	100.49752
A-1A	265.119	AAA/AAA	6.74	06/09-10/17	30.000%	N/A
A-M	317.024	AAA/AAA	9.96	11/17-11/17	20.000%	6.166	6.273	S+142	100.49929
A-J	269.471	AAA/AAA	9.98	11/17-12/17	11.500%	6.252	6.654	S+180	98.39707
B	47.554	AA+/AA+	10.04	12/17-12/17	10.000%	6.252	6.907	S+205	96.60423
C	35.665	AA /AA	10.04	12/17-12/17	8.875%	6.252	7.107	S+225	95.23409
D	23.777	AA-/AA-	10.04	12/17-12/17	8.125%	6.252	7.307	S+245	93.88873
E	27.740	A+ /A+	10.04	12/17-12/17	7.250%	6.252	7.857	S+300	90.31283
F	15.851	A/A	10.04	12/17-12/17	6.750%	6.252	8.357	S+350	87.21316
XW	1,585.122	AAA/AAA	WE EXPECT TO MARKET THESE OVER NEXT FEW DAYS
XCP	1,456.008	AAA/AAA	“ ”

-	Settle Date 11/30/07	* Dated Date 11/11/07 *	19 days accrued
-	Rated Legal Final September 15, 2045
-	Loan Sellers:	LEH 53.8%, UBS 35.3%, KEYBANK 10.9%
-	Collateral:	100 loans / 157 properties
DSCR: 1.47x, LTV 63.7%
-	Prop Types:	RT 40.8%, OF 28.6%, HTL 17.4%, MF 9.1%, IND 3.0%,
PARKING 0.6%, SS 0.5%, MU 0.1%
-	Geographics:	FL 21.9%, NY 18.9%, CA 13.5%, TX 5.8%, VA 5.1%
-	Top 10%:	67.3%
-	Inv. Grade %:	21.5%
-	Special Svcr	LNR Partners, Inc.

The depositor has filed a registration statement (including a prospectus) with the SEC (SEC File No. 333-141638) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-666-2388 or by emailing CMBSREQ@lehman.com. Please note that to the extent that this message includes additional disclaimers below, such disclaimers should be disregarded.

This electronic message contains information, tools and materials prepared by sales and/or trading personnel of Lehman Brothers Inc. It is not a product of Lehman Brothers’ Research Dept. The Firm may trade as principal in or take proprietary positions in the securities or issuers referenced herein. This information was obtained from various sources, but its accuracy is not guaranteed. All information is subject to change without notice. This does not constitute a solicitation or offer to buy/sell securities or any other instruments, or a recommendation with respect to any security or instrument mentioned herein, No representations are made herein with respect to availability, pricing, or performance.

This message is intended only for the personal and confidential use of the designated recipient(s) named above. If you are not the intended recipient of this message you are hereby notified that any review, dissemination, distribution or copying of this message is

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strictly prohibited. This communication is for information purposes only and should not be regarded as an offer to sell or as a solicitation of an offer to buy any financial product, an official confirmation of any transaction, or as an official statement of Lehman Brothers. Email transmission cannot be guaranteed to be secure or error-free. Therefore, we do not represent that this information is complete or accurate and it should not be relied upon as such. All information is subject to change without notice.

IRS Circular 230 Disclosure:

Please be advised that any discussion of U.S. tax matters contained within this communication (including any attachments) is not intended or written to be used and cannot be used for the purpose of (i) avoiding U.S. tax related penalties or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

IRS Circular 230 Disclosure: To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

* * * * * * * * * * *

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FREE WRITING PROSPECTUS

FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO.: 333-141638

THE DATE OF THIS FREE WRITING PROSPECTUS IS November 19, 2007

UPDATE to Free Writing Prospectus dated November 13, 2007 which refers to itself internally as “this offering prospectus” and the printed version of which consists of approximately 302 pages, exclusive of the exhibits and annexes thereto (the “Initial FWP”)

LB-UBS Commercial Mortgage Trust 2007-C7, Commercial Pass-Through Certificates, Series 2007-C7

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including a prospectus) with the SEC (SEC File No. 333-141638) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-666-2388 or by emailing CMBSREQ@lehman.com.

DEFINITIONS

Capitalized terms used but not defined in this free writing prospectus have the respective meanings assigned to those terms in the Initial FWP.

COLLATERAL UPDATE

1. The ten mortgage loans identified in the table below (the “Deleted Mortgage Loans”) have been removed from the securitization transaction involving the issuance of the LB-UBS Commercial Mortgage Trust 2007-C7, Commercial Pass-Through Certificates, Series 2007-C7 (the “Certificates”). All of the Deleted Mortgage Loans were identified in the Initial FWP as being included in Loan Group 1. As a result of the removal of the Deleted Mortgage Loans: (a) the Initial Mortgage Pool Balance will be $3,170,244,927, which is 3.4% less than the Initial Mortgage Pool Balance disclosed in the Initial FWP; (b) the Initial Loan Group 1 Balance will be $2,905,125,301, which is 3.7% less than the Initial Loan Group 1 Balance disclosed in the Initial FWP; (c) the average cut-off date principal balance of all the underlying mortgage loans expected to back the Certificates has increased from $29,835,524 to $31,702,449; and (d) the average cut-off date principal balance of the underlying mortgage loans expected to be included in Loan Group 1 has increased from $32,438,581 to $35,001,510.

Control No.*	Property Name*	Cut-off Date Principal Balance	State Where Property Located	Property Type
17	Charleston Plaza	$39,913,870	CA	Retail
36	Bashas Gold Canyon	$11,980,000	AZ	Retail
37	Whole Foods - Cupertino	$11,962,983	CA	Retail
41	Tower Parking Garage	$11,000,000	OH	Parking Garage
53	Magnolia Green III Office Building	$7,933,807	FL	Office
62	Hunt Club Corners	$6,891,934	FL	Retail
67	Premier Park of Commerce - FedEx Ground	$6,000,000	FL	Industrial/Warehouse
72	Premier Park of Commerce - FedEx Freight	$5,700,000	FL	Industrial/Warehouse
75	Canton Marketplace	$5,300,000	TX	Self Storage
80	Polaris Retail Center	$4,980,158	OH	Retail
______________
*	As reflected on Annex A-1 to the Initial FWP.

2. With respect to the underlying mortgage loan secured by the mortgaged real property identified on Annex A-1 to the Initial FWP as Aventura Mall, which mortgage loan will represent 13.6% of the Initial Mortgage Pool Balance and 14.8% of the Initial Loan Group 1 Balance, the leases with certain anchor tenants at the related mortgaged real property require that the consent of such anchor tenant be obtained by the related borrower prior to the commencement of construction of certain expansion space, which expansion space is described under “Description of the Mortgage Pool – Significant Underlying Mortgage Loans – The Aventura Mall Mortgage Loan—The Mortgaged Property” in the Initial FWP. In connection therewith, there is a pending lawsuit brought by J.C. Penney Corporation, Inc. against the related borrower and sponsors alleging, among other things, that the aforementioned construction of expansion space occurred without such tenant’s consent and constituted a breach of a covenant in its lease, that an unexecuted amendment to such tenant’s lease (which gives JCPenney the option to extend such lease beyond its term at the same fixed rent set forth in its existing lease) was a valid contract because the related borrower had given its verbal consent to the final negotiated terms of such amendment and that certain other covenants in its lease were breached, including those requiring the borrower to provide a minimum number of parking spaces. Among other remedies, JCPenney is seeking damages calculated as the difference between market rent rates and its fixed rent rate set forth in its lease and the enforcement of its lease amendment referred to above. There can be no assurance that the outcome of this litigation will not negatively impact the related borrower or sponsors or the income generated by the related mortgaged real property. Although estoppels have been obtained with respect to each of Bloomingdale’s, Inc., Macy’s Men’s and Home and Macy’s East at origination of the related mortgage loan stating that, among other things, their respective leases are in full force and effect and there are no existing defaults, such estoppels also allege that the construction work that is being performed at the related mortgaged real property has not been authorized and they are negotiating amendments to their respective leases which may not be finalized. There is no assurance that Macy’s and Bloomingdales or any other anchor tenant will not assert claims similar to those of JCPenney described above or negotiate amendments to their leases that may negatively impact the performance of the related mortgaged real property. Any default or breach of a covenant or other provision under any lease or other agreement affecting the related mortgaged real property, if such default causes a material adverse effect as defined under the related mortgage loan documents, may constitute an event of default under the Aventura Mall mortgage loan.

3. With respect to the underlying mortgage loan secured by the mortgaged real property identified on Annex A-1 to the Initial FWP as Leeds Park, which mortgage loan will represent 1.4% of the Initial Mortgage Pool Balance and 1.6% of the Initial Loan Group 1 Balance, the related borrower is required pursuant to the loan documents to commence construction of a proposed 103,000 square foot warehouse building within two years of the origination of the related mortgage loan. In connection with such proposed construction, $4,500,000 was escrowed on origination of the related mortgage loan. If the borrower fails to meet all conditions set forth in the loan documents to commence construction within two years of the origination of the mortgage loan, amounts in the escrow account will be used to prepay $3,375,000 of the outstanding principal balance of the related mortgage loan, along with all costs in connection with such prepayment and a prepayment fee equal to the greater of the yield maintenance premium or 1% of the amount being prepaid. The remaining amount in the escrow account, if any, will be returned to the related borrower.